Exhibit 99.1

Invitel Holdings A/S Announces Results of October 28, 2009 Shareholders Meeting

NEW YORK--(BUSINESS WIRE)--October 29, 2009--Invitel Holdings A/S (NYSE AMEX:IHO) announced today that over 72% of its outstanding shares were represented by proxy or in person at its October 28, 2009 extraordinary general meeting of shareholders. The proposal to approve and adopt the Debt Restructuring Agreement among Invitel Holdings A/S, Magyar Telecom B.V. (an Invitel subsidiary) and Hungarian Telecom Finance International Limited (an affiliate of Mid Europa Partners) and to consummate all of the transactions and actions contemplated by the Debt Restructuring Agreement was approved with over 92% of the votes cast in favor of such proposal. Thierry Baudon, Craig Butcher, Nikolaus Bethlen and Michael Krammer were elected as alternate directors with over 92% of the votes cast in favor of their election. Invitel expects the transactions contemplated by the Debt Restructuring Agreement to be completed following the receipt of the necessary government approvals and the fulfillment of the other closing conditions.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Robert Bowker, Chief Financial Officer
Hungary: (011)-361-801-1374
or
U.S.:
Peter T. Noone, General Counsel, 206-654-0204